One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax:404-881-7777

www.alston.com

Lesley H. Solomon	Direct Dial: 404-881-7364	E-mail: lesley.solomon@alston.com

April 28, 2011

VIA EDGAR

Mr. Michael McTiernan

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3010

Re:

Paladin Realty Income Properties, Inc.

Post-Effective Amendment No. 8 to Form S-11

Filed April 19, 2011

File No. 333-146867

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 29, 2011

File No. 000-51860

Dear Mr. McTiernan:

This letter sets forth the responses of our client, Paladin Realty Income Properties, Inc., (the “Issuer”), to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) included in a letter dated April 26, 2011 referring to Post-Effective Amendment No. 8 (“Amendment No. 8”) to the Issuer’s Registration Statement on Form S-11 (File No. 333-146867) filed with the Commission on April 19, 2011. The Issuer has today filed Pre-Effective Amendment No. 1 (“Pre-Effective Amendment No. 1”) to Post-Effective Amendment No. 8 to include the revised disclosures requested by the Staff as described below. If the Issuer’s responses are acceptable to the Staff, the Issuer requests that the Commission declare Amendment No. 8 effective at the earliest practicable time.

Prospectus Supplement No. 6 dated April 19, 2011

General

Comment 1: We note your base prospectus is dated April 9, 2010. Please tell us what consideration you have given to updating your base prospectus.

      Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Mr. Michael McTiernan

April 28, 2011

Response: The Issuer has included in Pre-Effective Amendment No. 1 its prospectus dated April 29, 2010 (the “Base Prospectus”) to correct a printing error contained in Amendment No. 8 as originally filed. The Issuer determined not to update the Base Prospectus because its primary offering will terminate on or before July 28, 2011, and the business and operations of the Issuer have not materially changed since the disclosures contained in the Base Prospectus were first published. Those changes that have occurred are more appropriately included in an operating supplement to the Base Prospectus, which the Issuer included in Supplement No. 6 (“Supplement No. 6”) to the Base Prospectus in Amendment No. 8. The Issuer does not believe it would be cost-effective to incur the expense of amending the Base Prospectus since the disclosures contained in Supplement No. 6 summarize the relevant updates in a more concise and accessible manner than an updated prospectus. Should the Issuer continue to offer shares under its distribution reinvestment plan (the “DRIP”) after the termination of its primary offering, the Issuer intends to deregister the remaining unsold shares registered on the Registration Statement and file a new Registration Statement on Form S-3 with the Commission for the DRIP or to file a post-effective amendment to the Registration Statement on Form S-3 for the DRIP. Such Registration Statement or post-effective amendment would include a new prospectus or amended prospectus that solely relates to the DRIP.

Comment 2: Please disclose your cumulative earnings or FFO since inception as compared to your cumulative distributions. Please provide similar disclosure in your future Exchange Act periodic reports.

Response: In response to the Staff’s request, the Issuer has provided the following revised disclosure on page 6 of Supplement No. 6 in Pre-Effective Amendment No. 1:

As shown in the previous table, from inception through December 31, 2010, the cumulative distributions paid to stockholders of $8,349,236 exceeded distribution from our investments of $8,198,090 as well as net cash provided by operating activities of $2,145,034 and cumulative funds from operations, or FFO (as further defined and discussed below in “Our Performance—Funds from Operations), of $(1,478,893). In addition, for the year ended December 31, 2010, distributions paid to stockholders of $2,843,351 exceeded cash distributions from our investments of $2,553,418 as well as net cash provided by operating activities of $296,878 and FFO of $755,538. For the year ended December 31, 2009, distributions paid to stockholders of $2,410,031 exceeded cash distributions from our investments of $2,358,384 as well as net cash provided by operating activities of $84,387 and FFO of $(1,794,241). As a result, portions of the cumulative distributions paid as of December 31, 2010 have been paid with offering proceeds.

The Issuer will provide similar disclosure in is future periodic reports filed pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”).

Mr. Michael McTiernan

April 28, 2011

Funds from Operations and Modified Funds from Operation, Page 6

Comment 3: Please revise this section to more clearly explain how MFFO is useful to an investor. To the extent you believe MFFO is a useful measure for investors to evaluate historical performance, please provide more detailed disclosure on why, particularly given that the measure may exclude significant acquisition costs and impairments, both of which may have reduced the value of the shares offered, and both of which relate to key aspects of your buy and hold strategy. Please also specify in detail the limitations for an investor of using MFFO as a historical performance measure. Alternatively, if you believe that MFFO may be useful for an investor assessing the sustainability of current performance in the future, after the acquisition stage, please provide more detailed disclosure on the limits of this usefulness. To the extent you include disclosure on the usefulness of the measure to management, please clearly separate this discussion from the discussion of the usefulness to investors.

Response: The Issuer has revised its disclosure in Supplement No. 6 in Pre-Effective Amendment No. 1 to exclude discussion of modified funds from operations, or MFFO. Because the Issuer did not make any acquisitions in 2010, its MFFO is actually the same as its FFO for 2010. In the future, if the Issuer chooses to disclose MFFO, it will do so on the basis that such information may be helpful in evaluating the performance of the Issuer’s portfolio after its acquisition stage is complete and may provide an indication of the sustainability of its distribution in the future.

Information Regarding Shares Redemptions, Page 8

Comment 4: We note you indicate the price per share for shares redeemed in 2009. Please disclose the average price per share for shares redeemed in 2010. Please provide similar disclosure in your future Exchange Act periodic reports.

Response: The Issuer has revised its disclosure on page 9 of Supplement No. 6 in Pre-Effective Amendment No. 1 to reflect a price per share of $9.30 for shares redeemed in 2010. The Issuer will provide similar disclosure in its future periodic reports filed pursuant to the Exchange Act.

Mr. Michael McTiernan

April 28, 2011

If you should have any questions about this filing or require any further information, please call me at (404) 881-7364.

Sincerely,

/s/ Lesley H. Solomon

Lesley H. Solomon

cc:	Ms. Whitney A. Greaves

Mr. Michael B. Lenard

Mr. Scot E. Hadley